Mail Stop 3561	January 24, 2006
Jack Abramov, President
House of Taylor Jewelry, Inc.
9200 Sunset Boulevard, Suite 425
West Hollywood, California  90069

Re:	House of Taylor Jewelry, Inc.
      Amendment No. 1 to Registration Statement on Form SB-2
      Filed January 3, 2006
      File No. 333-128523
		Form 10-QSB for Fiscal Quarter Ended September 30,
2005
		File No. 0-25377

Dear Mr. Abramov:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 5

1. We note your response to comment 4 in our letter dated
October
21, 2005. Some of your subheadings still merely state facts rather than briefly explaining the risks that arise from those facts. Please further revise. See, for example,
* "Our operating results may fluctuate significantly"
* "The success of our business depends upon our ability to offer innovative, well priced and style sensitive branded products"
* "Our business is highly competitive and depends on consumer spending patterns"
Business, page 27
2. We note your response to comment 12 in our letter dated
October
21, 2005. Please include in your disclosure, where appropriate, the information discussed in the first, third and sixth bulleted points on page 5 of your letter dated December 30, 2005.
3. In addition, please indicate what, if any, percentage of your jewelry will consist of fashion or costume jewelry.
4. In connection with the last paragraph on page 27, briefly describe Ms. Ireland`s duties as an "Ambassador for House of Taylor
Jewelry."

Selling Shareholders, page 45
5. We note your revisions in response to comment 18 in our letter dated October 21, 2005. Because footnote (50) refers to Bonanza Trust and Dianthus Trust, as well as to employees of Laidlaw, please further revise footnote (50) to also refer, if true, to affiliates of Laidlaw.

Undertakings, page II-6
6. Please include Item 512(a)(4) and 512(g) of Regulation S-B, which were adopted in Securities Offering Reform, Release No.
33-
8591 (July 19, 2005), which is available on our web site http://www.sec.gov/rules/final/33-8591fr.pdf.

Consolidated Financial Statements, page F-1
7. We reissue comment 21 in our letter dated October 21, 2005.
The
$765,485 of distributions, less non cash distributions and the $1,115,090 note issued in payment of distributions reflected on your statements of cashflows for the nine months ended September 30, 2005 does not sum to the $2,115,771 total distributions reported on your consolidated statement of stockholders` equity for the same period. Please revise or advise.

Consolidated Statements of Stockholders` Equity, page F-5
8. We note from our review of your Form 8-K/A filed on June 9,
2005
you describe the issuance of 3,000,000 "additional shares issued" in your Statement of Stockholders` Equity as additional merger consideration. However, if these shares were issued as additional consideration pursuant to the merger agreement to only two former shareholders of House of Taylor Jewelry, Inc., the substance of this additional share issuance may be more akin to compensation since it was not a pro rata distribution to all the shareholders.
Please explain to us why these additional shares issued to Interplanet Productions Ltd. and Sandbox Jewelry LLC should not be considered compensatory and recognized in your Statement of Operations for the nine-month period ended September 30, 2005.
9. We note your response to comment 22 in our letter dated
October
21, 2005. Although you indicate that the 3,753,801 shares outstanding and related $816,624 paid in capital reflected the net amount of stockholders` equity and the net assets of Nurescell at the time of the merger, it appears that the private placement of 250,000 shares of common stock and warrants to purchase 125,000 shares of common stock at a price of $4.00 per unit was a financing transactions entered into contemporaneously with the merger. Additionally, the issuance of the 150,000 common shares for services should be reflected as a cost of the merger. In this regard, we note your presentation in your statement of cash flows for the nine-months ended September 30, 2005 corroborates our view.
Please revise your statement of stockholders` equity to separately identify each of these transactions apart from the net stockholders` equity prior to the merger. Please provide a reconciliation of the 1,328,444 shares outstanding at March 31, 2005 to the 3,753,801 outstanding and treasury shares at the date of the merger. Please also disclose these transactions and include your accounting policy for determining the fair value of equity instruments issued for services in the notes to the financial statements.
10. We note that you have numerous warrants outstanding to purchase shares of your common stock. We also note that your warrant agreements include registration rights which require you to deliver registered shares upon exercise. Please provide us an analysis supporting your classification of all your outstanding warrants as equity rather than as liabilities. Since it does not appear that your warrant agreements specify an alternative to delivering registered shares, net settlement of these contracts must be assumed if you are not able to deliver registered shares. Consequently, your warrants should be classified as an asset or liability because share settlement is not within your control. Refer to paragraphs 12-31 of EITF 00-19. We may have further comment.

Consolidated Statements of Cash Flows, page F-5
11. Please revise your consolidated statement of cashflows for the nine months ended September 30, 2005 for the following items or explain your basis under SFAS 95 to support the current classification:

* Cash and cash equivalents at the beginning and end of the period shown in the statement of cashflows should be the same amount as similarly titled line items shown in your consolidated balance sheets. Restricted cash should not be included in the cash and cash equivalents total in the statement of cash flows. Refer to paragraph 54 of SFAS 95.

* Please tell us your basis under SFAS 95 for classifying installment payments related to the purchase of intellectual property as cash used in financing activities, rather than investing activities.

* It appears that the $730,000 of cash provided from issuance of common stock and classified in financing activities includes an amount attributable to 150,000 shares issued for services.
Please
revise or advise.

Notes to Consolidated Financial Statements, page F-6

1.  Organization and business, page F-6
12. Please be advised that a merger of an inactive public shell company with a non-public operating company is not considered to be a reverse acquisition. Please revise your description of the exchange transaction with House of Taylor Jewelry as a recapitalization in your description of the transaction in the notes and elsewhere in your document.

Form 10-QSB for Fiscal Quarter Ended September 30, 2005
13. Please revise to comply with the above comments as
applicable.
14. We note that you will amend your Form 10-QSB for the fiscal quarter ended June 30, 2005 to comply with comments 35, 36 and 37 in our letter dated October 21, 2005. Also, please amend your Form
10-QSB for the fiscal quarter ended September 30, 2005 to comply with comments 35 and 36.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the
Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the
United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at (202) 551-3240, David Mittelman, Legal Branch, at (202) 551-3214, or me at 202-551-3720 with any other questions.

      Sincerely,




      	H. Christopher Owings
      	Assistant Director

cc:	Aaron A. Grunfeld, Esq.
	Fax:  (310) 552-3209




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Jack Abramov, President
House of Taylor Jewelry, Inc.
January 24, 2006
Page 1